Exhibit 99.21

Notice of Annual Meeting of Shareholders

Date:	Tuesday, May 12, 2015
Time:	10:00 a.m.
Place:	The Albany Club, 91 King Street East, Toronto, Ontario, M5C 1G3

Business of the Meeting

1.	To receive the consolidated financial statements for the year ended December 31, 2014 and the auditor’s report on those statements;

2.	To elect Directors; and

3.	To appoint auditors and to authorize the Directors to fix their remuneration.

We will also consider other business that may properly come before the meeting or any adjournment or postponement thereof.

The Management Proxy Circular accompanying this Notice provides additional information relating to the matters to be dealt with at the meeting and is incorporated into, and forms part of, this Notice.

You have the right to receive notice of, and to vote at, the annual meeting if you are a Norbord Inc. shareholder at 5:00 p.m. (Toronto time) on Tuesday, April 14, 2015.

Shareholders are entitled to vote at the meeting either in person or by proxy. However, you do not have to vote in person at the meeting. This Management Proxy Circular tells you how to exercise your right to vote your shares.

By order of the Board of Directors,

ELAINE G. TOOMEY

Assistant Corporate Secretary

Toronto, Ontario

April 6, 2015